U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  FORM 10-SB/A
                                (Amendment No. 1)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                              Pinnacle Foods, Inc.
                 (Name of Small Business Issuer in Its Charter)


          Pennsylvania                                  23-3008972
---------------------------------                  -------------------
  (State or Other Jurisdiction                     (I.R.S.  Employer
of Incorporation or Organization)                  Identification No.)


    980 Glasgow Street, Pottstown, PA                      19464
----------------------------------------                ----------
(Address of Principal Executive Offices)                (Zip Code)


                                 (610) 705-3620
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)


         Securities to be registered under Section 12(b) of the Act:


   Title of Each Class                      Name of Each Exchange on Which
   to be so Registered                      Each Class is to be Registered

         None
   -------------------                      ------------------------------


     Securities to be registered under Section 12(g) of the Act:



                     Common Stock, Par Value $0.01 per Share
--------------------------------------------------------------------------------
                                (Title of Class)

                                      INDEX
                                                                                           Page
PART I    ...................................................................................3

          Item 1. Business...................................................................3
          Item 2. Management's Discussion and Analysis or Plan of Operation..................8
          Item 3. Description of Properties..................................................11
          Item 4. Security Ownership of Certain Beneficial Owners and Management.............11
          Item 5. Directors, Executive Officers, Promoters and Control Persons...............12
          Item 6. Executive Compensation.....................................................13
          Item 7. Certain Relationships and Related Transactions.............................15
          Item 8. Description of Securities..................................................16

PART II   ...................................................................................17
          Item 1. Market Price of and Dividends on the Registrant's Common
                  Equity and Other Shareholder Matters.......................................17
          Item 2. Legal Proceedings..........................................................17
          Item 3. Changes in and Disagreements with Accountants..............................18
          Item 4. Recent Sales of Unregistered Securities....................................18
          Item 5. Indemnification of Directors and Officers..................................20

PART F/S.         Financial Statements.......................................................21

PART III  ...................................................................................50

          Item 1. Index to Exhibits..........................................................50

PART I

Item 1.     Business.

         Introduction

         Pinnacle Foods, Inc. ("Pinnacle" or the "Company") was incorporated on July 20, 1999 in the Commonwealth of Pennsylvania to provide case-ready meat packaging services to retailers. "Case-ready" refers to meat products that can be taken out of a box and put directly into a retailer's meat case without any further processing or packaging. Using what Pinnacle believes is advanced technology and state of the art facilities, Pinnacle can achieve the trimming, cutting, wrapping, labeling, and pricing of a retail product with extended shelf life that cannot be achieved at the store level. Pinnacle's service also allows its customers to avoid dealing with an increasing shortage of butchers available to work at retail locations. Unlike some of its competitors which only handle some species of meat, Pinnacle cuts, packages, processes, and delivers case-ready beef, pork, lamb, and veal.

         Pinnacle's business is regulated in large part by the United States Department of Agriculture (the "USDA"). Pinnacle has instituted several key methodologies to ensure that its products are in compliance with the USDA's inspection methodology, the Hazard Analysis Critical Control Point, program (the "HACCP program"). Pinnacle currently leases two USDA approved processing facilities in Pennsylvania, one located at 980 Glasgow Street, Pottstown, Pennsylvania, and the other located at 934 North 3rd Street, Philadelphia, PA.

         The table below shows summary selected historical financial information for Pinnacle for the periods indicated. The information set forth below is only a summary and shareholders are encouraged to read Pinnacle's historical financial statements and related notes and Management's Discussion and Analysis of Financial Condition or Plan of Operation contained elsewhere in this registration statement.



                                             Six Months                                      Period from Inception
                                               Ended                  Year Ended            (July 20, 1999) through
                                           June 30, 2001           December 31, 2000           December 31, 1999
                                           -------------           -----------------           -----------------
Operating Results:
Sales, net                                  $18,968,494               $13,595,490                  $237,530
Loss from Operations                          (1,22,896)               (4,602,117)                 (504,133)
Net Loss                                     (1,207,308)               (4,953,575)                 (529,441)
Loss Per Share                                   (0.46)                     (0.52)                    (0.08)
Financial Position
(at end of period):
Total Assets                                 10,851,820                 4,612,629                 1,263,134
Total Liabilities                             5,943,878                 4,612,250                 1,372,575
Shareholders' Equity                          4,907,942                       379                  (109,441)


         Strategically located in the highly populated area of the northeastern United States, Pinnacle believes it has developed a production process that requires less skilled labor per pound than that currently being employed by supermarkets. This process allows the Company to produce what it believes is a superior product to supply the meat needs of retailers at an efficient price.

         The demand for case-ready meat products in the supermarket and the price club sector, where customers who are members of a wholesale buying club purchase in bulk, has grown rapidly in recent years as labor, food safety, product consistency, and consumers' buying habits have all become issues of great importance. In this environment, the supermarket industry is exploring strategic alliances with selected vendors to create a vertically integrated supply chain, which will allow them to manage their needs in these product areas.

         The industry segment served by Pinnacle has seen tremendous change in the past few years. Convenience for the retail consumers, added value for the retailer to increase margins, a longer shelf life for better inventory management, and an elective marketing program geared toward the concept of "sell through" have become the action plans of forward looking supermarket companies. Because Pinnacle's process can replace a supermarket's backroom (where the meat is trimmed, cut, wrapped, labeled and priced), our customers can remove Pinnacle's products from their shipping container and place them directly into the case for resale. This is what we refer to as "sell-through."

         Substantially all of the production line equipment necessary for Pinnacle's operations has been obtained from Robert Reiser & Co. The equipment is connected by conveyor belts and includes cutting, wrapping, loading, grinding, labeling, and other equipment. Also included is equipment used to create a modified atmosphere in each case-ready package. Modified atmosphere packaging ("MAP") refers to the use of deep barrier foam and plastic trays to house the meat, and the process of heat sealing the lid tightly, evacuating the atmosphere in the package, and replacing it with a proprietary mixture including oxygen. This process extends shelf life, keeps the meat an appetizing bright meat color (using no additives), and eliminates leakage. Pinnacle has invested time and product to perform shelf life studies under varying conditions of temperature and handling abuse to determine the best method of creating the MAP.

         Pinnacle's case-ready packaging process is meant to be a high volume and high efficiency product line process whereby the Company processes whole loins, cut, packaged, weighed and priced for delivery to the retailer. The Company purchases selected cuts of meat rather than traditional boxed beef; Because the selected cuts are trimmed to a greater degree than traditional boxed beef, the Company produces less waste per unit of product than competitors who use traditional boxed beef. The Company avoids the problem of tracing which could occur if the Company blended waste trimmings with other raw material to produce ground beef, as most meat producers that use traditional boxed beef do. The Company makes ground beef from raw materials purchased from one source. If the ground beef was contaminated, the Company could trace the contamination back to the single supplier of raw materials. This helps ensure product integrity and supplier accountability.

         Customers and Suppliers

         Pinnacle has only a few customers because it services primarily large and medium sized retail supermarket chains of which there are relatively few located in any particular geographic area. In the year ended December 31, 2000, Pinnacle's largest customer accounted for approximately 51% of revenues and its largest three customers accounted for approximately 95% of revenues, collectively. For the period from its inception through December 31, 1999, the Company had two customers that accounted for approximately 95% of revenues. The loss of any single customer would, therefore, have a material adverse effect on the Company's business. Pinnacle does not have a written agreement with any customers; orders are placed periodically, usually once or twice per week.

         Historically, Pinnacle has purchased uncut meat from between ten and fifteen suppliers. Sometimes Pinnacle's customer dictates the source of meat supply, but in many cases the Company is free to select the supplier. The Company believes it is on good terms with its suppliers. The meat supply industry is consolidating and it is, therefore, likely that fewer suppliers will be available to service the Company's requirements in the future. If Pinnacle becomes unable to obtain reliable sources of supply because of such consolidation or for any other reason it would have an adverse effect on the Company's business. However, as a result of the recent investment by Smithfield Foods, Inc. ("Smithfield") (see "Smithfield Transaction") the Company believes its access to beef and pork will be uninterrupted.

         Pinnacle delivers product through the use of two leased tractor-trailers as well as through independent trucking fleets. Currently Pinnacle delivers products to a central location for each customer;

the customers then redistribute the product as they deem appropriate. Pinnacle estimates the practical limitation on its ability to service such centralized distribution sites is approximately 300 miles from each facility.

         Employees

         Employees at both the Philadelphia facility and the Pottstown facility are represented by Local 56 of the United Food and Commercial Workers' Union, AFL-CIO (the "Union"). Pinnacle's collective bargaining agreement with this Union expires in 2004. Pinnacle employs approximately 200 people at the Pottstown facility and approximately 15 people at the Philadelphia facility. Pinnacle considers its relations with its employees to be good.

         Competition

         Pinnacle does not believe that the case-ready concept lends itself well to the long transportation time required from central meat processors (located mainly in the Midwest). Once the product is prepared for retail sale (by portioning, wrapping, labeling, and pricing), its shelf life is set at approximately eight to ten days; the case-ready meat producer must be in close proximity to its customers which want the product in its case for as much of its shelf life as possible to reduce shrinkage. For this reason, Pinnacle believes that a case-ready packer/processor must be located near its customers. Although Pinnacle knows of no major competitor in its target market area that cuts and packages all the types of meat which Pinnacle does, there are some regional case-ready firms that sell some meat products that compete with Pinnacle.

         Pinnacle's management believes that the case-ready meat industry is in its infancy. Accordingly, it is very likely that as the industry develops, other companies in the meat packaging and production industries will become competitors of Pinnacle. These potential competitors may include supermarket chains, meat packaging companies, slaughterhouses, and other participants in the food industry. In fact, all the major meat production companies have entered the case-ready business in other locations in the United States, and if the trend to case-ready distribution continues, Pinnacle believes it is highly likely that one or more of them will enter the northeastern United States before long. Moreover, Smithfield itself operates a case-ready pork plant located in Virginia. If and when other companies enter or expand their existing operations in the industry, they will probably have greater financial and other resources, management experience, and contacts than the Company does. Additionally, these companies may be able to purchase their raw materials at a lower cost than the Company can. In the event that any of these things occur, there would likely be a detrimental effect on the Company's business.

         Except for the proprietary mixture used in the MAP and related know-how and except for its corporate name, Pinnacle does not own any significant intellectual property rights and is not dependent on any such property rights. Pinnacle sought and achieved the right to participate in the program for Certified Angus Beef. This program allows Pinnacle to produce Certified Angus Beef (CAB) products and to sell these products to licensed customers. To participate in the CAB program, the Company went through an application process included an interview of management and a third party inspection of the Company's facilities and procedures to ensure that they meet the CAB program standards. Pinnacle is one of the only CAB MAP producers in the country. Pinnacle believes that retail customer recognize Certified Angus Beef as a high quality product.

         Government Regulation

         Under the USDA HACCP program, responsibility for inspection of product and facility has shifted in great part to the processor. Each processor is responsible to review, write, audit, and maintain records regarding all aspects of its operations. The processor must review its facility, operations, process flow, sanitation and people. The processor then must identify any potential areas (points) that can cause problems with or contaminate product.

         Pinnacle has instituted several key methodologies to ensure that its products are in compliance with the USDA inspection methodology, the HACCP program. Pinnacle believes its operations are in compliance with all applicable USDA requirements.

         Smithfield Transaction

         Pinnacle believes it enjoys a strategic advantage as a result of its experience during the past two years and its geographical location. Seeking to exploit these perceived strategic advantages, Pinnacle's business has grown each quarter since its inception. Because of a liquidity crunch, Pinnacle needed a significant amount of capital to finance the growth already experienced and to continue this growth. To meet this need, management considered the possibility of a strategic relationship with a large meat production company. After identifying Smithfield Foods, Inc. as the most appropriate equity partner and having Smithfield execute a Confidentiality Agreement, the Company began negotiating the outline, amount and nature of a potential equity investment by Smithfield in Pinnacle.

         Pinnacle and Smithfield entered into a Stock Purchase Agreement dated May 31, 2001 (the "Purchase Agreement") pursuant to which the Company sold and Smithfield bought 13,003,494 shares of Company Common Stock, representing a fifty percent (50%) interest in the Company. Smithfield paid Pinnacle consideration of $6 million, or approximately $0.45 per share. In the transaction, Smithfield als acquired a Warrant (the "Warrant") which permits Smithfield to purchase additional shares of Common Stock under certain circumstances described below. The parties executed a $30 million revolving credit agreement (the "Credit Agreement"), a Standstill Agreement which provides limitations on certain activities in which Pinnacle and Smithfield can each engage (the "Standstill Agreement"); and related matters (together the "Smithfield transactions"). On June 27, 2001, the Company held a Special Meeting of Shareholders at which the Company's shareholders approved the Smithfield transactions.

         Mr. Shore, who before the Smithfield transactions was a shareholder of more than five percent of the issued and outstanding shares of the Common Stock of Pinnacle, and Mr. Queen, a shareholder, a director and the President of Pinnacle, are parties to several of the agreements, which together make-up the Smithfield transactions. In each case, each of Mr. Shore and Mr. Queen is a party in his individual capacity as a shareholder of the Company. Neither Mr. Shore nor Mr. Queen received any compensation from the transactions that does not inure to other shareholders. Pinnacle has agreed to indemnify Messrs. Queen and Shore and each of Pinnacle's other directors and officers from any claims arising from the Smithfield transactions.

         A summary of the terms of the principal agreements between the Company and Smithfield is set forth below.

1.       The Warrant

         The Warrant protects Smithfield's fifty percent equity interest in Pinnacle from dilution in certain circumstances. The Warrant gives Smithfield the right to purchase, from time to time, the number of shares of Common Stock issued to any person other than Smithfield, if such issuance has not been approved by at least one director of the Company who was nominated by Smithfield or was not otherwise in compliance with the Standstill Agreement. In particular, Smithfield will have the right to purchase additional shares of the Common Stock when any person who currently holds an option to purchase shares of the Common Stock exercises that option.

         The exercise price under the Warrant depends on the circumstances under which Pinnacle issues the Common Stock. When Pinnacle issues shares of the Common Stock other than issuances of stock in accordance with or as permitted by the terms of the Standstill Agreement, the purchase price will be $0.01 per share. This discount will effectively prohibit Pinnacle from issuing shares of the Common Stock other than pursuant to the exercise of an existing option or otherwise in accordance with the Standstill Agreement. The Term of the Warrant expires after the later of: (1) the date on which the last currently existing option expires or thirty days after its exercise, and (2) the date on which the Limitation Period expires (see below).

2.       The Standstill Agreement

         The Standstill Agreement helps define the business relationship between Pinnacle and Smithfield. Pinnacle, Smithfield, and shareholders Ellis Shore and Michael Queen each agree to act in conformity with the parties' understanding of this business relationship. To this end, Pinnacle, Smithfield, Shore and Queen have agreed, among other things, (1) not to change the number of directors on Pinnacle's Board and (2) to vote their shares in order to ensure that Pinnacle's Board will remain composed of five directors: two nominees of Smithfield, two nominees of Shore, and one nominee of Queen.

         Pursuant to the Standstill Agreement, during the Limitation Period (defined below), Smithfield is not permitted to:

         o Directly or indirectly, purchase or tender for any shares of the Common Stock, or propose, cause or vote in favor of any merger or consolidation including Pinnacle on the one hand and Smithfield or any affiliate thereof on the other hand.

         o Directly or indirectly, sell or otherwise transfer any shares of Common Stock, with some limited exceptions.

         o Directly or indirectly, solicit proxies in opposition to any solicitation by Pinnacle's Board.

         o Improperly use (including disclose) any customer lists, trade secrets, and other proprietary information of Pinnacle's acquired by Smithfield because of the contemplated strategic business relationship.

         Furthermore, if Smithfield desires to sell any shares of the Common Stock in compliance with the limited restrictions referred to above, Pinnacle will have an assignable right of first refusal to purchase such shares. If either Mr. Queen or Mr. Shore desires to sell any or all of his shares of Company Common Stock, Smithfield will have a right of first offer for a period of five days.

         The Limitation Period begins on the date of the Standstill Agreement, June 27, 2001, and terminates on the earliest of (1) June 27, 2006, (2) the last day of the sixth consecutive calendar quarter in which Pinnacle has a net loss computed in accordance with Generally Accepted Accounting Principles, (3) the first date on which neither Shore nor Queen are Beneficial Owners of Voting Securities (as defined in the Standstill Agreement), and (4) the last day of the calendar quarter on which the net worth of Pinnacle falls below $2 million.

3.       Registration Rights Agreement

         Under the Registration Rights Agreement, Smithfield may at any time demand that Pinnacle register the Registrable Shares (as defined in the Registration Rights Agreement) under the Securities Act of 1933. Under certain circumstances and as often as such circumstances arise, when Pinnacle or other holders of the Common Stock propose to register shares of Common Stock, Smithfield may upon notice to Pinnacle, demand that its shares of Common Stock be included in any such registration under the Securities Act of 1933 subject to typical black-out periods and underwriters' cut backs, a so-called piggy-back registration. Smithfield is required to pay the costs of any demand registration, and must pay its own costs in connection with any piggy-back registration.

4.       Credit Agreement

         Under the Credit Agreement, Smithfield agrees, subject to certain conditions, to extend a $30 million revolving line of credit to Pinnacle. Pinnacle may borrow from Smithfield under this line of credit an amount equal to one hundred percent of the Company's eligible accounts receivable and inventory. Pinnacle may also borrow other amounts within the reasonable discretion of Smithfield. Absent an Event of Default, Pinnacle will pay Smithfield interest on its outstanding balances under the line of credit at an annual rate of one percent (1%) over the prime rate.

         The line of credit is secured by a lien on all of Pinnacle's assets, including after-acquired inventory and accounts receivable (the "Collateral"). Pinnacle also promises not to encumber the Collateral without Smithfield's written consent. The Credit Agreement defines Events of Default under the line of credit to include (1) Pinnacle's failure to meet its payment obligations, (2) Pinnacle's failure to maintain a positive equity position, (3) Pinnacle's default on other significant obligations, and (4) Pinnacle's becoming bankrupt, insolvent or otherwise unable to pay its debts when they come due.

         Available Information

         As a reporting company under the Securities Exchange Act of 1934, Pinnacle will be required regularly to file materials with the Securities and Exchange Commission (the "SEC"). The public may read and copy these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information relating to the operation of the Reference Room may be obtained by calling 1-800-SEC-0330. The SEC maintains an Internet site (http:\\www.sec.gov) that contains information relating to issuers that file these materials electronically.

Item 2.     Management's Discussion and Analysis or Plan of Operation.

         Note Regarding Forward-Looking Statements


         This registration statement contains certain forward-looking statements. The forward-looking statements contained in this registration statement relate to projected results of operations, earnings, revenues, dividends, cash flows and capital expenditures, management's future plans and objectives, future economic performance, business strategies, operating efficiencies, budgets, competitive positions, growth opportunities for existing and new businesses, and other matters.

         These forward-looking statements, wherever they occur in this registration statement, are necessarily estimates reflecting the best judgment of the management of Pinnacle Foods, Inc. and involve a number of risks and uncertainties that could cause actual results to differ from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this registration statement. Results could differ materially depending on such factors as Pinnacle's inability to generate cash and reduce debt, business climate, economic and competitive uncertainties, higher production costs, reduced level of customer orders, environmental and safety regulations and clean-up costs, adverse legal and regulatory developments, and adverse changes in economic and political climates around the world. Additional factors that could cause actual results to differ from estimates or projections contained in the forward-looking statements include, without limitation:

         o the risk of legislative, regulatory or other governmental action imposing additional restrictions on our operations or to increase the burden of necessary regulatory approvals for our operations;

         o the risk of a significant delay in obtaining or building addition space for the Company's growing operations, difficulties in achieving anticipated cost savings, difficulties in achieving other operational improvements and revenue enhancements, and diversion of management's focus and resources from other strategic opportunities and from operational matters during the expansion process;

         o the risk that the assumptions and estimates underlying the anticipated cost savings may prove to be faulty or other factors may adversely affect the amount, nature or timing of anticipated cost savings;

         o future state and federal regulatory and/or legislative initiatives, including regulatory changes affecting the meat packaging industry and environmental matters might increase costs beyond the level anticipated, the development of competition in the case-ready niche of the meat packaging industry, including: legislative and regulatory restructuring initiatives, nature and resources of competitors entering the industry, and technological developments resulting in competitive disadvantages;

         o factors affecting meat packaging operations caused by unanticipated supply shortages (caused by unusual weather conditions, disease, or other cause), work stoppages (caused by catastrophic weather-related damage, labor disputes, unanticipated maintenance or repairs, transportation problems or other cause), all of which may affect revenues and margins; and

         o the risk of pathogen contamination and resulting recall obligations.

         Words such as "estimate," "project," "plan," "intend," "expect," "believe," "anticipate" and similar expressions are intended to identify forward-looking statements, although not every forward-looking statement includes these words. These forward-looking statements are found at various places throughout this registration statement. Readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not required to be publicly revised if circumstances change and we undertake no obligation to do so.

         Results of Operations

         Pinnacle began production in early November 1999. The financial statements of the Company are included in this registration statement as Part F/S.

Period from Inception through December 31, 1999.

         Sales for 1999 were $237,000 but cost of sales were $396,000, which resulted in a gross loss of $159,000. When combined with general and administrative expense of $346,000 and interest expense, of $25,000, the Company had a net loss of $529,000, or $0.08 per share. Management expected that heavy investment in quality personnel and the costs associated with beginning a new company would result in start-up losses; however, losses were exacerbated by a delay from July, 1999 to November, 1999 in commencing production.

Year Ended December 31, 2000

         Sales for the year ended December 31, 2000 were $13.6 million. Sales have steadily increased since December 31, 1999 and the Company has experienced a dramatic increase in sales since September 30, 2000. Although a portion of the increase in sales since September 30, 2000 was the result of a temporary agreement to produce case-ready pork for Smithfield (which provided revenues of approximately $3.0 million), rising sales to other customers have since replaced the revenues generated by such agreement. The Company believes the catalyst for the increase in sales was the announcement by Wal-Mart in 2000 of its intention to transform its meat operations completely to a case-ready operation. Although Wal-Mart is not one of the Company's customers, the Company believes that this announcement accelerated the retail industry's transition to case-ready operations and that the increased demand for case-ready MAP products due to this accelerated transition will increase future Company sales.

         Cost of sales for the year ended December 31, 2000 was $14.0 million, which resulted in a gross loss of $0.4 million. An increase in manufacturing overhead resulting from the opening of the Pottstown facility contributed to this increase. During the summer of 2000, the Company added approximately two hundred employees at the Pottstown facility to accommodate an anticipated increase in sales that would occur in the fourth quarter of 2000. The Company believes its costs of sales during this period reflects higher labor costs per unit of sales volume than it expects in the future for two main reasons: first, the Company maintained a larger work-force than was necessary to support its sales during this period, and, second, the Company believes the efficiency of its employees will improve as they gain more experience with the production process. The Company does not believe that the cost of meat supplies contributed significantly to the increase in cost of sales during this period.

         Operating expense for the year ended December 31, 2000 was $4.2 million. During the year ended December 31, 2000, the Company continued a comprehensive effort to educate and expand the work force to meet projected sales volume increases. Meat handlers and managers alike required training in the specialized process necessary to preserve the maximum shelf life of the product. These education costs contributed to the increase in operating expense incurred during this period.

         During this period, the Company completed renovations to the Pottstown facility necessary to comply with USDA requirements. Although most of the cost of such renovations was capitalized, some features of the renovation were completed by the Company's own employees in order to expedite the process and to defray the cost of outside labor. This internal compensation expense of approximately $110,000 was not capitalized. Operating Expense was higher than it otherwise would have been for this twelve-month period, in part, due to this uncapitalized expense.

         Interest expense, net for the year ended December 31, 2000 was $0.4 million, and the net loss for the period was $5.0 million or $0.52 per share.

Six months ended June 30, 2001

         Sales for the six month period ended June 30, 2001 were $19.0 million, representing an increase of approximately $16.9 million over sales from the corresponding period of 2000. This increase was the result of both the mix and volume of products handled, as well as, our expanding customer base. As the diversity of services that the Company offers continues to grow, customers are increasing the range of products ordered as well as the quantity.

         Cost of sales for the six month period ended June 30, 2001 was $18.7 million that resulted in a gross profit of approximately $0.3 million. The Company's Sales did not cover the Cost of sales in the corresponding period of 2000 Operating expense for the six month period ended June 30, 2001 was $1.4 million, approximately $0.8 million larger than in the corresponding period of 2000. At the end of the first quarter, the Company moved substantially all of its Philadelphia operation to the Pottstown facility in an effort to control production costs more effectively.

         Interest expense, net for the six month period ended June 30, 2001, was $0.1 million, and the net loss for the period was approximately $1.2 million. While the Net Loss is larger than the loss for the corresponding period last year, the Company believes that moving our operations to Philadelphia will reduce future operating costs and improve the Company's net income.

         Liquidity and Capital Resources

         The Company's minimal equity position of $300 at December 31, 2000 resulted from start-up expenses that were funded through operations and private offerings of capital stock or convertible debt. The Company currently has no convertible debt outstanding.

         Until the closing of the Smithfield transactions, the Company had been chronically undercapitalized. Although the Company had a line of credit with a small bank for a short time period, the line was supported by personal guarantees of shareholders or officers. On May 17, 2001 Smithfield loaned the Company $2 million, which the Company repaid on the closing date of the Smithfield transactions, on June 27, 2001.

         Generally, the Company maintains an adequate inventory of meat supplies using the trade credit programs of its suppliers, which allow the Company to purchase meat supplies with payment due within fourteen days. The Company's liquidity difficulty prior to the closing of the Smithfield transactions was exacerbated by the requirement that it pay for meat supplies sooner than it was able to get paid by its customers, and because, in the case of the Company's largest customer, its meat supplier was also the paying agent for the customer. This paying agent deducted current meat purchases from prior amounts owed to the Company by the customer before remitting payment to the Company.

         At June 30, 2001, the Company had $4.3 million of cash (and cash equivalents). The Company's current ratio at June 30, 2001 was 1.55. Although the Company's liquidity problem prior to the closing of the Smithfield transactions had not prevented the Company from filling orders (i.e. by preventing the Company from purchasing necessary raw materials or paying its workforce) it had caused the Company to seek capital infusions repeatedly since commencement of business and has required the indulgence periodically of other vendors.

         By completing the Smithfield transactions, the Company addressed its liquidity problem on two fronts. First, the Company's immediate need for capital was addressed by the $6 million purchase price paid by Smithfield for its equity stake in the Company. Second, the Company obtained a $30 million line of credit through Smithfield on terms that the Company had not been able to achieve before forging a relationship with Smithfield. The Smithfield transactions should allow the Company to meet its capital needs for sufficient capital. However, if revenues do not improve so that the Company begins to make a profit, there is no assurance that the Smithfield transactions will provide sufficient capital for the Company to operate successfully. Item 3. Description of Properties.

         Pinnacle currently leases two USDA approved processing facilities. One facility is located at 980 Glasgow Street, Pottstown, Pennsylvania 19464. The Pottstown facility serves as the Company's executive offices, and the location where it processes red meat, pork and lamb. The Pottstown facility is approximately 40,000 square feet in size. The lease expires on April 30, 2002, but the Company has two one year renewal options and an option to purchase the property for 90% its fair market value as determined by a local appraiser. The current annual base rental obligation for the Pottstown facility is approximately $93,600. The Company is currently in a dispute with the landlord of the Pottstown facility. See, "Legal Proceedings."

         Pinnacle also leases a facility located at 934 North 3rd Street, Philadelphia, Pennsylvania 19123. The Philadelphia facility is approximately 15,000 square feet in size. The lease for this facility expires on August 31, 2002, but the Company has the option to renew the lease for an additional three year term. The current annual rental obligation for the Philadelphia facility is $67,320. The Philadelphia facility is beneficially owned by the parents of Samuel Lundy, the former President of the Company.

Item 4.     Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth, as of June 27, 2001, the number of shares and percentage of Common Stock beneficially owned by (i) each person who is known by the Company to own beneficially five percent or more of our outstanding common stock, (ii) each Company director, (iii) each Company executive officer, and (iv) all directors and executive officers as a group:

         Name and Address (1)
           of Individual or                     Shares of Common Stock               Percentage of Common Stock
           Identity of Group                      Beneficially Owned                     Beneficially Owned
           -----------------                      ------------------                     ------------------

Michael D. Queen                                    1,095,834 (2)                              4.21 %
Thomas P. McGreal                                      75,000 (3)                              0.29 %
Dennis Bland                                                0                                  0.00%
C. Brent Moran                                         75,000 (4)                              0.29 %
Joseph W. Luter, IV                                         0                                  0.00 %
Michael H. Cole                                             0                                  0.00 %
Smithfield Foods, Inc.                             13,003,494                                 50.00 %
All directors and officers as a group              14,249,668 (2) (3) (4)                     54.79 %
(6 persons)


                                       11

______________
(1) The address of Messrs. Joseph W. Luter, IV and Michael H. Cole is c/o Smithfield Foods, Inc., 200 Common Street, Smithfield, VA 23430. The address of all other individuals identified in the table is c/o Pinnacle Foods, Inc. 980 Glasgow Street, Pottstown, PA 19464.
(2) Excludes 20 shares owned of record by Mr. Queen as custodian for his son, as to which Mr. Queen disclaims beneficial ownership. Includes 112,500 shares to which Mr. Queen will have a vested option within sixty days.
(3) Comprises 75,000 shares to which Mr. McGreal will have a vested option within sixty days.
(4) Includes 12,500 shares to which Mr. Moran holds a vested option and an additional 12,500 shares to which Mr. Moran will hold a vested option within sixty days.


Item 5.     Directors, Executive Officers, Promoters and Control Persons.

         The officers and directors of the Company are as follows:

          Name                    Age     Position
          ----                    ---     --------
          Michael Queen           45      President, Treasurer and Director
          Thomas K. McGreal       47      Vice President, Secretary and Director
          Dennis Bland            39      Senior Executive Vice President and
                                          Chief Operating Officer
          C. Brent Moran          49      Director
          Joseph W. Luter, IV     36      Director
          Michael H. Cole         41      Director


         Michael Queen

         Michael Queen has been the Company's President since 2000 when he succeeded Samuel Lundy. Mr. Queen has served as a director of the Company since July 20, 1999 and will hold office under his current term until the Annual Meeting of Shareholders in the year 2002. From 1997 to 1999 Mr. Queen was the Vice President of Sales, Marketing, and Business Analysis at Prizm Marketing Consultants of Blue Bell, Pennsylvania. Prizm Marketing provided market research, pricing modules, and distribution and advertising plans for business clients. Prior to that, from 1995 to 1997 Mr. Queen served as the president of Ocean King Enterprises, Inc. in Folcroft, Pennsylvania. Ocean King was a specialty seafood appetizer supplier to supermarkets that had approximate revenues of $3 million in 1997. From 1994 to 1996 Mr. Queen was the Director of Store Operations of Shoprite/Delaware Supermarkets, Inc. of Wilmington, Delaware, and from 1992 to 1994 Mr. Queen was a senior products manager at Pathmark Stores, Inc. in Woodbridge, New Jersey.

         Thomas K. McGreal

         Tom McGreal has been the Company's Vice-President and Secretary since 1999 and was elected to the Board after completion of the Smithfield transaction and the concomitant expansion of the Board from two to five members. Mr. McGreal brings to Pinnacle over 24 years in the food industry. From 1998 to 1999, Mr. McGreal served as the operations manager of Rostelli Fine Foods, a supplier of portion control meats to the foods service industry; from 1996 to 1998, as a consultant to and then president of Twin Brothers, also a supplier of portion control meats to the foods service industry; and from 1982 to 1995, as the president of NoFer Meat Company a regional supplier of portion control meats to the food service industry. While working with Twin Brothers, Mr. McGreal created the first regional processing system for portion control meats, which set the stage for others nationwide. He was also appointed by his peers to sit on the Blue Ribbon Committee to re-evaluate and update the Meat Buyers Guide, a guide used by every meat buyer and manager in the county. Mr. McGreal has also formulated interactive software for the meat department of NoFer Meat Company.

         Dennis Bland

         Dennis Bland has been the Company's Senior executive Vice President and Chief Operating Officer since July 16, 2001. During the past five years, Mr. Bland served as Procurement Manager or

Senior Product Manager at Wakefern Foods Corporation in Elizabeth, New Jersey. Mr. Bland's responsibilities included sales, procurement and advertising for the meat division.

         C. Brent Moran

         Brent Moran has served as a director of the Company since December 10, 1999 and will hold office under his current term until the Annual Meeting of Shareholders in the year 2001. Mr. Moran has over 24 years of management experience in the food industry. For the last seven years Mr. Moran has worked at the Alpha Meat Packing Company where he is the head of sales and marketing. Prior to that Mr. Moran worked at Southland Corporation.

         Joseph W. Luter, IV

         Mr. Luter is Executive Vice President of Smithfield Packing Company Incorporated ("SPC"). He was elected to Pinnacle's Board after completion of the Smithfield transactions and the concomitant expansion of the Board from two to five members. Since 1993, Mr. Luter has worked for SPC. Between 1995 and 1997, Mr. Luter, was SPC's Vice President, responsible for Transportation, Distribution and Quality Control. Between 1997 and 1999, Mr. Luter, served as SPC's Vice President of Fresh Pork Sales. Between 1999 and 2000, Mr. Luter, served as SPC's Vice President of Sales and Marketing, Fresh, Processed and International, and since 2000, Mr. Luter has served as SPC's Senior Vice President, Sales and Marketing.

         Michael H. Cole

         Michael Cole is the Secretary and Associate General Counsel of Smithfield Foods, Inc. He was elected to Pinnacle's Board after completion of the Smithfield transactions and the concomitant expansion of the Board from two to five members. Mr. Cole has served as Associate General Counsel of Smithfield Foods, Inc. for the past five years and became the Corporate Secretary during 1999.

Item 6.     Executive Compensation.

         The following table summarizes the compensation of Pinnacle's Chief Executive Officer and the four other most highly compensated executives of Pinnacle Foods, Inc. whose annual salary and bonuses exceed $100,000:

Name and Principal Position            Year            Salary               Bonus                      Awards
---------------------------            ----            ------               -----                      ------

                                                         $                   $                                Securities
                                                                                            Restricted        Underlying
                                                                                            Stock (#)        Options (#)
                                                                                            ---------        -----------
Samuel Lundy, former President and
Chief Executive Officer                2000             57,692                   0               0                   0
                                       1999             85,000                   0               0                   0

Michael Queen, President and Chief     2000            100,000              50,000               0             550,000
Executive Officer                      1999             58,000                   0               0                   0

Thomas McGreal, Vice President         2000                  *                   0               0             300,000
                                       1999                  0                   0               0                   0

John M. Ward, former Treasurer         2000                  *                   0               *             150,000
                                       1999                  0                   0               0                   0

         * These executive officers received less than $100,000 in total compensation for each of the years indicated.

         Mr. Queen and the Company are parties to an Employment Agreement dated March 1, 2001, which provides for his employment as an officer (and if requested by the Company a director) of the Company until February 28, 2006. Mr. Queen receives an annual base salary of $175,000 and is eligible for bonuses as determined by the Company in its sole discretion. Mr. Lundy and the Company were parties to an Employment Agreement dated July 1, 1999 which was terminated by agreement on June 8, 2000. Pursuant to this agreement, Mr. Lundy received an annual base salary of $100,000 and was eligible for bonuses as determined by the Company in its sole discretion. During the time Mr. Lundy's Employment Agreement was in effect, he served as Pinnacle's President and Chief Executive Officer.

         Mr. Bland and the Company are parties to an Employment Agreement dated June 28, 2001. which provides for his employment generally as Senior Executive Vice President and Chief Operating Officer of the Company until July 16, 2006. Mr. Bland receives an annual base salary of $150,000, which shall be adjusted each year to reflect inflation based on the Consumer Price Index. Pursuant to the Employment Agreement, Mr. Bland is entitled to receive options to purchase 250,000 shares of the Company's Common Stock in accordance with the 2001 Stock Option Plan, and is eligible for bonuses as determined by the Company in its sole discretion.

         The following table summarizes the individual grants of stock options and freestanding SARs made during the year ended December 31, 2000 to each of the named executive officers:

                                                 Number of         Percent of total
                                                 Securities          options/SARs       Exercise or
                                                 Underlying           granted to        base price      Expiration
                   Name                         Options/SARs         employees in        ($/Share)         date
                                                granted (#)          fiscal year
                   (a)                              (b)                (c) (3)              (d)            (e)
                ---------                       -----------        ----------------     ------------    -----------

Samuel Lundy, former President and Chief               0               00.00 %             N/A            N/A
Executive Officer

Michael Queen, President and Chief               450,000 (1)           32.07 %             0.33           08/01/2005
Executive Officer                                100,000 (1)                               0.33           12/31/2005

Thomas McGreal, Vice President                   300,000 (1)           17.49 %             0.30           08/01/2010

John M. Ward, former Treasurer                   150,000 (1)(2)        08.75 %             0.16           08/01/2010

(1) These options vest in accordance with section 7.1 of the Stock Option Plan. Twenty-five percent of options granted vest after one year of continuous employment following the date of the grant, and, after each of the next three years of continuous employment, an additional twenty-five percent of the total options granted vest.
(2) Mr. Ward left the Company in October 2000 and all of his options have lapsed.
(3) This percentage includes all options/SARs granted to the employee during 2000.

         The following table summarizes the aggregate stock options and SARs exercised during the year ended December 31, 2000 by each of the named executive officers and the aggregate value of any unexercised stock options and SARs, whether exercisable or unexercisable, by each of the named executive officers:

                                                                                      Number of        Value of unexercised
                                                                                 unexercised options   in-the-money options
                                                                                 and SARs at FY end     and SARs at FY end
                                            Shares acquired                       (#), exercisable/      ($), exercisable/
                                            on exercise (#)    Value realized       Unexercisable          Unexercisable
                   Name                                             ($)
                   (a)                            (b)               (c)                  (d)                  (e) (1)
                  ------                    ---------------    --------------       -------------          -------------

Samuel Lundy, former President and Chief            0                 0                    0/                     0
Executive Officer                                                                          0                     /0

Michael Queen, President, Treasurer and             0                 0                    0/                     0/
Chief Executive Officer                                                              550,000                836,000

Thomas McGreal, Vice President and                  0                 0                    0/                     0/
Secretary                                                                            300,000                465,000

John M. Ward, former Treasurer                      0                 0                    0/                     0/
                                                                                           0                      0

(1) These values are based on a per share price of $1.85 which was the closing price of the Common Stock as reported by the National Quotation Bureau at http://www.pinksheets.com on December 31, 2000.


         The Company does not have a Long-Term Incentive Plan for executive officers or any of its employees.

         On December 10, 1999, Mr. Moran received 50,000 shares of the Company's common stock for consulting services rendered to the Company prior to becoming a director and received an incentive stock option to purchase 50,000 shares of the Company's common stock in connection with his duties as Vice President.

Item 7.     Certain Relationships and Related Transactions.

         The following are the promoters of Pinnacle Foods, Inc. Each made the cash contribution to the Company indicated next to his or its name below in exchange for the number of shares of common stock set forth next to his or its name below upon formation of the Company:


                 Name                            Cash Contribution ($)                 Number of Shares Issued
                 ----                            ---------------------                 -----------------------
           Michael D. Queen                             10,000                                1,000,000
            Samuel H. Lundy                             17,500                                1,750,000
            Ellis M. Shore                              17,500                                1,750,000
     Venture Services Group, Inc.                       12,500                                1,250,000

         Messrs. Queen and Lundy also received 250,000 shares of common stock each as compensation for personally guaranteeing a loan from Hudson United Bank (f/k/a Jefferson Bank) to the Company in the amount of $300,000 with an additional $100,000 line of credit.

         None of such promoters received or will receive anything of value, directly or indirectly, from the Company except for the receipt of the above shares of common stock received upon formation of the Company and except that:

         o Michael D. Queen was a party to an Employment Agreement with the Company dated July 1, 1999, pursuant to which, Mr. Queen served as the Company's Vice President. Currently, Mr. Queen is a party to an Employment Agreement with the Company dated March 1, 2001; see, "Executive Compensation."

         o Samuel H. Lundy was a party to an Employment Agreement with the Company dated July 1, 1999; see, "Executive Compensation." Such Employment Agreement was terminated in the summer of 2000. In connection with such termination, Mr. Lundy resigned as the President and as a director of the Company and received unpaid compensation and reimbursement for prior expenses. Mr. Lundy contributed the balance due on outstanding loans that he had made to the Company as an additional capital contribution to the Company and the Company agreed to find persons to purchase all of Mr. Lundy's shares in the Company (which it subsequently did).

         o Ellis M. Shore is a party to a Consulting Agreement with the Company dated March 1, 2001, which calls for payment of $150,000 per year.

         Pursuant to that certain Agreement between Pinnacle and Robert V. Matthews dated November 22, 2000 (the "Matthews Agreement"), Mr. Matthews promised to act as a financial adviser to the Company and to help the Company procure debt financing in an amount not less than $9.5 million to finance a proposed expansion into New England. No such offer of financing was made available to the Company, which has terminated the Matthews Agreement and is disputing the consequences of the Matthews Agreement with Mr. Matthews. Mr. Matthews alleges that he is entitled to 1.1 million shares of Common Stock pursuant to the Matthews Agreement. The terms of a loan from Mr. Matthews to the Company was modified so that the loan would stop accruing interest on the date of the Matthews Agreement and that Mr. Matthews would have the right to convert the balance on the loan to shares of Company Common Stock, at a conversion price of $1 per share. These matters are now also subject to dispute.

Item 8.     Description of Securities.

         The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.01 par value per share, all of which have identical voting rights. At August 28, 2001 26,006,988 shares of Common Stock were issued and outstanding.

         Holders of the Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of legally available funds. Any such dividends may be paid in cash, property or shares of Common Stock. The Company has never paid any dividends and does not anticipate doing so in the foreseeable future.

         Each holder of Common Stock is entitled to one vote per share on all matters, including the election of directors. Shareholders may not cumulate their votes for directors. The directors are elected each year on a staggered basis to a three-year term. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at any meeting of shareholders.

         Shares of Common Stock have no preemptive or conversion rights, no redemption or sinking fund provisions and are not liable to further call or assessment. The outstanding shares of Common Stock are fully paid and non-assessable. Each share of the Common Stock is entitled to share ratably in any assets available for distribution to holders of Pinnacle's equity securities upon its liquidation.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         Since August 21, 2000 the Company's Common Stock has been quoted in the over-the-counter market under the symbol "PFOD." Quotations can be obtained from the National Quotation Bureau at www.pinksheets.com. The following table sets forth the high and low closing bid information for the Common Stock for the periods indicated:

         2000                                            High             Low
         ----                                            ----             ---

         Third Quarter (from August 21, 2000)            $3.50           $1.50
         Fourth Quarter                                  $3.50           $1.09

         2001
         ----

         First Quarter                                   $2.13           $1.59
         Second Quarter                                  $1.40           $1.75
         Third Quarter (through August 20, 2001)         $2.00           $1.39


         The information presented above was supplied to the Company by a stock quotation reporting service and reflects inter-dealer prices without mark-up, mark-down, or commission and may not represent actual transactions.

Item 2.     Legal Proceedings.

         The Company had a dispute with a contractor over improvements he made to our Philadelphia facility. The matter was pending in the Court of Common Pleas of Philadelphia County under the caption Metro Floor and Deck v. Pinnacle Foods, Inc. The contractor had demanded $30,000. On November 21, 2000, an arbitration panel entered an award of $15,000 in favor of the contractor, Metro Floor and Deck. Neither party appealed the arbitrator's award, which we paid before December 31, 2000.

         The Company had a dispute with Rocky Mountain Express Corporation, a carrier that provided delivery services to some of our supermarket customers. The matter was pending in the District Court of Jefferson County, Colorado under the caption, Rocky Mountain Express Corporation v. Pinnacle Foods, Inc. and Samuel Lundy. The Company settled the case with Rocky Mountain Express Corporation in the first quarter of 2001. Pursuant to that settlement, the parties filed a Joint Motion to Dismiss and, on February 21, 2000, the District Court Judge dismissed the case with prejudice (meaning, generally, that neither party may file another lawsuit based on the same dispute).

         We are also involved in a dispute with the landlord at the Pottstown facility. Proceedings began on November 11, 2000 in the Montgomery County Court of Common Pleas. The landlord has alleged that we failed to make timely rental payments and is seeking damages and ejectment. Our defense is that the rent was withheld because of the landlord's prior failure to honor its obligations to make certain improvements at the property. All rents due to date have either been paid to the landlord or deposited into escrow in the court where the litigation is pending. If we were to lose the suit, the landlord could eject us from the property, and we would lose the benefit of improvements made to the property in the approximate amount of $300,000.

         The Company is also involved in a dispute with Robert V. Matthews. See
Item 7. Certain Relationships and Related Transactions.

         The Iowa Packing Company has expressed concern about the Company's use of the name "Pinnacle Foods, Inc." Iowa Packing requested that the Company avoid using its corporate name or

"Pinnacle Foods" in connection with the sale of meat products. Iowa Packing has not instituted legal proceedings against the Company but may do so in the future.

         The Company is vigorously contesting the pending claims, and has responded to the concern of Iowa Packing.

Item 3.     Changes in and Disagreements With Accountants.

         The Company engaged Larson, Allen, Weishair & Co., LLP ("LarsenAllen") to audit the Company's financial statements for the period ended December 31, 1999. Subsequent to the completion of that audit, Pinnacle decided to change accountants from LarsonAllen to Kronick Kalada Berdy and Co., P.C. ("KKB"). When the decision to change accountants was made by the Board of Directors, on or about September 1, 2000, the Company knew of no disagreements between the Company and LarsenAllen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Furthermore, LarsenAllen's report on the Company's financial statements (for the period ending December 31, 1999) did not contain an adverse opinion or disclaimer of opinion nor was it modified as to uncertainty, audit scope or accounting principles.

         In July of 2001, the Company learned that LarsenAllen's audit of the Company's financial statements for the period ended December 31,1999 did not meet the SEC's requirements for auditor independence. At that time, in order to comply with the requirements of this Registration Statement on Form 10-SB, the Company engaged KKB to audit the Company's financial statements for the period ended December 31, 1999. The Company believes that LarsenAllen breached its engagement with the Company, and intends to seek compensation from LarsenAllen.

         Presently, there are no disagreements between the Company and LarsenAllen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, except that the Company believes that the auditing procedure that LarsenAllen followed should have complied with SEC requirements for auditor independence. KKB's reports on the Company's financial statements (for the periods ended December 31, 1999, and 2000) did not contain an adverse opinion or disclaimer of opinion nor was either modified as to uncertainty, audit scope or accounting principles.

Item 4.     Recent Sales of Unregistered Securities.

         The following table sets forth information about all Company securities sold since the Company was organized in July of 1999, none of which were registered under the Securities Act of 1933:

            Date                  Type of Securities Sold           Amount of                Price            Total Cash
            ----                  -----------------------        Securities Sold             -----             Proceeds
                                                                 ---------------                               --------
July 21, 1999 (1)              Common Stock (2)                6,000,000 shares      $0.01 per share                $60,000
November 1, 1999 (3)           Common Stock (2)                2,250,000 shares      $0.16 per share               $360,000
February 1, 2000 (4)           Common Stock (2)                640,000 shares        $1.00 per share               $640,000
May 31, 2000 (5)               Convertible Debenture (6)       $275,000                       Par                  $275,000
June 29, 2000 (5)              Convertible Debenture (7)       $300,000                       Par                  $300,000
June 29, 2000(5)               Convertible Debenture(8)        $100,000                       Par                  $100,000
July 27, 2000 (5)              Convertible Debenture (6)       $370,240                       Par                  $370,240
July 31, 2000 (5)              Common Stock (2)                140,000 shares        $0.95 per share                   ----(9)
August 10, 2000 (5)            Common Stock (2)                472,000 shares        $0.75 per share               $354,000
September 20, 2000 (5)         Convertible Debenture (10)      $ 350,000                      Par                  $350,000
October 30, 2000 (5)           Common Stock (2)                167,000 shares        $1.50 per share               $250,000
November 22, 2000 (11)         Common Stock (2)                1,100,000 shares      $1.50 per share                   ----
June 27, 2001 (12)             Common Stock                    13,003,494 shares     $0.45 per share             $6,000,000

_________________
(1) Shares were sold to six initial investors upon formation of the Company in an offering exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.
(2)  Common Stock, par value $0.01 per share.
(3) Sale made pursuant to Rule 504 promulgated under the Securities Act of 1933.
(4) Sale made pursuant to Rule 506 promulgated under the Securities Act of 1933. Sales were made to 18 purchasers in accordance with the requirements of the rule and the Notice of Sale of Securities on Form D as filed with the Securities and Exchange Commission.
(5) Sale made pursuant to Rule 506 promulgated under the Securities Act of 1933. Sales were made to 19 purchasers in accordance with the requirements of the rule and the Notice of Sale of Securities on Form D as filed with the Securities and Exchange Commission.
(6)  Debentures are convertible into Common Stock at a price of $0.75 per share.
(7)  Debenture is convertible into Common Stock at a price of $1.00 per share.
(8)  Debenture is convertible into Common Stock at a price of $1.50 per share.
(9)  Consideration paid for the shares was meat processing equipment.
(10) Debentures are convertible into Common Stock at a price of $1.25 per share.
(11) Shares were issued to Robert V. Matthews, a shareholder and debtholder of the Company, pursuant to an agreement dated November 22, 2000 under which Mr. Matthews acts as an independent debt financing broker and consultant for the Company in an offering exempt from registration pursuant to Section 4 (2) of the Securities Act of 1933.
(12) See, Part I, Item 1, "Business -- Smithfield Transaction."

         The shares that were not sold for cash were sold for the purchase of equipment, debt consideration, and consulting and employee services. Shares were issued to Messrs. Queen and Lundy in consideration for their guaranteeing our debt to the bank (see, "Certain Relationships and Related Transactions"). The Company engaged no underwriters in connection with any such sales, and no underwriting discounts or commissions were paid.

Item 5.     Indemnification of Directors and Officers.

         Chapter 17, Subchapter D of the Pennsylvania Business Corporation Law describes the circumstances under which a business corporation incorporated in Pennsylvania may or must indemnify its directors and officers and the circumstances under which it may not indemnify its officers and directors. Sections 1741 and 1742 of the Pennsylvania Business Corporation Law provide that a business corporation may indemnify any director or officer against liabilities and expenses he or she may incur in connection with a threatened, pending or completed civil, administrative or investigative proceeding by reason of the fact he or she is or was a representative of the corporation or was serving at the request of the corporation as a representative of another enterprise, provided that the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In general, the power to indemnify under these sections does not exist in the case of actions against a director or officer by or in the right of the corporation if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for the expenses the court deems proper. Section 1743 of the Pennsylvania Business Corporation Law provides that the corporation must indemnify any director or officer against expenses he or she incurs in defending these actions if he or she is successful on the merits, or otherwise, in the defense of these actions.

         Section 1746 of the Pennsylvania Business Corporation Law provides that indemnification provided for by Subchapter D is not exclusive of other rights that a person seeking indemnification may have under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, whether or not the corporation would have the power to indemnify the person under any other provision of law. However, Section 1746 prohibits indemnification in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

         Section 8.1 of the Company's by-laws limits the liability of the Company's directors to the fullest extent permitted under Pennsylvania law. Furthermore, the Company, under Section 8.2 of the Company's by-laws, is obligated to indemnify any director or officer, and is permitted to indemnify any agent or employee, to the fullest extent permitted under Pennsylvania law.

         In that certain Indemnity Agreement by and between the Company and Ellis M. Shore dated June 27, 2001, the Company has undertaken to indemnify Mr. Shore against Expenses to the extent permitted by the Company's Bylaws and to the fullest extent permitted by law. The Indemnity Agreement was made pursuant to Section 1741 of the Pennsylvania Business Corporation Law to protect Mr. Shore from liability stemming from his actions as consultant to and agent of the Company.

                                    PART F/S









                     Unaudited Financial Statements for the

               Three Month Periods Ended June 30, 2001 and 2000,

           and for the Six Month Periods Ended June 30, 2001 and 2000





       Audited Financial Statements for the Period Ended December 31, 2000

                    Notes to the Audited Financial Statements

                     For the Period Ended December 31, 2000





       Audited Financial Statements for the Period Ended December 31, 1999

                    Notes to the Audited Financial Statements

                     For the Period Ended December 31, 1999

                              PINNACLE FOODS, INC.
                                  Balance Sheet
                                  June 30, 2001
                                   (Unaudited)


                                     ASSETS

Current Assets:
    Checking and Savings                                                        4,315,065
    Receivables, less Allowance                                                 2,693,716
    Inventory                                                                     862,681
    Other                                                                          18,500
    Prepaid Expenses                                                               21,045
                                                                          ------------------
       Total Current Assets                                                     7,911,005

Fixed Assets:
    Property and Equipment                                                      3,538,712
    Less Accumulated Depreciation                                                 631,391
                                                                          ------------------
       Total Fixed Assets                                                       2,907,320

Other Assets:                                                                      33,494

Total Assets:                                                                  10,851,820
                                                                          ==================


                      LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities:
    Current Installments on Capital lease obligations                             264,903
    Accounts Payable                                                            4,316,544
    Accrued Expenses                                                              531,881
                                                                          ------------------
       Total Current Liabilities                                               5,113,328,

Capital Lease Obligations less current installments                               830,550

Stockholder's Equity:
    Common Stock                                                                  134,499
    Additional Paid-In Capital                                                 11,871,308
    Deficit                                                                    (6,705,382)
    Deferred Compensation                                                        (392,484)
                                                                          ------------------
       Total Stockholder's Equity                                               4,907,942

Total Liabilities and Stockholder's Equity                                     10,851,820
                                                                          ==================

                              PINNACLE FOODS, INC.
                             Statement of Operations

                                   (Unaudited)

                                                For The Three Month Period    For The Six Month Period
                                                       Ended June 30,              Ended June 30,
                                                      2001         2000          2001          2000
     Sales                                        $ 8,017,624  $ 1,359,258  $ 18,968,494    $ 2,116,367
     Cost of Goods Sold                             7,505,517    1,473,499    18,651,159      2,390,856
                                               ---------------------------------------------------------
     Gross Profit                                     512,107    (114,242)       317,334      (274,489)
     General and Administrative Expenses              702,580      376,885     1,440,230        570,453
                                               ---------------------------------------------------------
              Loss from Operations                  (190,473)    (491,122)   (1,122,896)      (844,941)
     Other Expenses
         Interest Expense (Net)                        55,562       20,780        84,411         42,173
                                               ---------------------------------------------------------

         Net Loss                                   (246,035)    (511,907)   (1,207,308)      (887,115)
                                                    ========     ========    ==========       ========
     Lose per share
         Basic                                         (0.01)       (0.06)        (0.05)         (0.10)
                                                       =====        =====         =====          =====
     Weighted Average Shares                       26,006,988    8,890,000    26,006,988      8,890,000
                                                   ==========    =========    ==========      =========

                              PINNACLE FOODS, INC.

                    January 1, 2000 through DECEMBER 31, 2000

                          Independent Auditors' Report





Board of Directors
Pinnacle Foods, Inc.
Pottstown, Pennsylvania

We have audited the accompanying balance sheet of Pinnacle Foods, Inc. as of December 31, 2000, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Foods, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ KRONICK KALADA BERDY & CO.
Kingston, Pennsylvania February 16, 2001,
except April 24, 2001 for footnotes
11, paragraphs 2 and 3, and 13.

                              PINNACLE FOODS, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 2000

                                     ASSETS
Current Assets:
   Receivables:
     Trade, net of allowance for doubtful accounts
       of $25,595                                                   $ 1,290,194
     Other                                                               95,410
   Inventory                                                            477,765
   Prepaid expenses                                                      49,834
                                                                    --------------
     Total current assets                                             1,913,203
                                                                    --------------

Property and equipment                                                3,030,574
Less accumulated depreciation                                           369,846
                                                                    --------------
     Net property and equipment                                       2,660,728

Other assets                                                             38,698
                                                                    --------------

                                                                    $ 4,612,629
                                                                    ==============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
   Notes payable                                                    $   400,000
   Current installment of capital lease obligations                     254,179
   Accounts payable                                                   2,887,875
   Accrued expenses                                                     276,305
                                                                    --------------
     Total current liabilities                                        3,818,359
                                                                    --------------

Capital lease obligations, less current installments                    793,891
                                                                    --------------

Stockholders' equity:
   Common stock                                                         133,673
   Additional paid-in capital                                         5,768,372
   Deficit                                                           (5,483,016)
   Deferred compensation                                               (418,650)
                                                                    --------------
                                                                            379
                                                                    --------------
                                                                    $ 4,612,629
                                                                    ==============
                        See notes to financial statements

                              PINNACLE FOODS, INC.
                             STATEMENT OF OPERATIONS
                                   YEAR ENDED
                                DECEMBER 31, 2000

Sales, net                                                         $ 13,595,490
                                                                   ---------------
Cost of sales:
   Meat                                                               9,327,104
   Labor                                                              2,548,031
   Supplies                                                           1,849,842
   Other                                                                289,362
                                                                   ---------------

Total cost of sales                                                  14,014,339
                                                                   ---------------

Gross loss                                                             (418,849)
                                                                   ---------------

Operating expenses:
   Professional fees:
      Consulting                                                      2,030,007
      Other                                                             251,136
   Salaries, wages and related expenses                                 429,157
   Depreciation                                                         333,866
   Cleaning                                                             152,455
   Utilities                                                            135,977
   Rent                                                                 130,774
   Freight out                                                          129,598
   Insurance                                                            101,033
   Travel and entertainment                                              79,354
   Office                                                                68,352
   Commissions                                                           63,493
   Repairs and maintenance                                               57,536
   Taxes                                                                 43,762
   Waste removal                                                         39,654
   Telephone                                                             38,979
   Advertising and promotion                                             38,227
   Provision for doubtful accounts                                       25,595
   Equipment rental                                                      18,729
   Miscellaneous                                                         15,584
                                                                   ---------------
Total operating expenses                                              4,183,268
                                                                   ---------------
Loss from operations                                                 (4,602,117)
Interest expense                                                        351,458
                                                                   ---------------
Net loss                                                           $ (4,953,575)
                                                                   ===============
Loss per share                                                     $      (0.52)
                                                                   ===============
Average shares outstanding                                            9,467,707
                                                                   ===============
                        See notes to financial statements

                              PINNACLE FOODS, INC.
                             STATEMENT OF CASH FLOWS
                                   YEAR ENDED
                                DECEMBER 31, 2000


Cash flows used for operating activities:
    Net loss                                                           $(4,953,575)
    Adjustments:
           Provision for doubtful accounts                                  25,595
           Depreciation                                                    333,866
           Common stock issued for:
              Compensation                                                 125,600
              Interest                                                     226,130
              Consulting services                                        1,896,600
               Changes in assets and liabilities Increase in:
               Receivables                                              (1,311,097)
               Inventory                                                  (465,277)
               Prepaid expenses                                            (38,452)
               Accounts payable                                          2,678,730
               Accrued expenses                                            236,227
                                                                       --------------
Net cash used for operating activities                                  (1,245,653)
                                                                       --------------

Net cash used for investing activities:
    Purchase of property and equipment                                    (812,962)
    Security deposits                                                      (27,366)
                                                                       --------------
Net cash used for investing activities                                    (840,328)

Cash flows from financing activities:
    Proceeds from issuance of common stock                               1,238,500
    Proceeds from issuance of debt                                       1,515,240
    Repayments on debt                                                    (482,454)
    Repayments on capital lease obligations                               (277,576)
                                                                       --------------
Net cash provided by financing activities                                1,993,710
                                                                       --------------

Net decrease in cash                                                       (92,271)

Cash, beginning of year                                                     92,271
                                                                       --------------

Cash, end of year                                                      $      --
                                                                       ==============

Supplemental disclosures of cash flow information:
    Interest paid during the period                                    $   114,125
                                                                       ==============

    Non-cash items:
    Forgiveness of debt from a shareholder/officer                     $   270,000
    Common stock issued for equipment                                      311,325
    Purchase of equipment under capital lease agreements                   834,749
    Debt converted into common stock                                       995,240
    Increase in additional paid in capital
       and deferred compensation                                           418,650

                              See notes to financial statements

                              PINNACLE FOODS, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                          YEAR ENDED DECEMBER 31, 2000


                                              Common stock
                                             $.01 par value
                                      50,000,000 shares authorized
                                      ----------------------------
                                          Shares                      Additional
                                         issued or                     paid-in                            Deferred
                                         issuable      Amount          capital          Deficit       compensation     Total
                                      ----------------------------------------------------------------------------------------------
Balance, January 1, 2000                  8,250,000       $82,500         $337,500     $ (529,441)                        $(109,441)

Net loss                                                                               (4,953,575)                       (4,953,575)

                                                                                                       $(418,650)
Grant of compensatory options                                              418,650                             -

Common stock issued or issuable for:
   Cash                                   1,275,000        12,750        1,225,750                                        1,238,500
   Compensation                             785,000         7,850          117,750                                          125,600
   Equipment                                202,300         2,023          309,302                                          311,325
   Consulting                             1,505,000        15,050        1,881,550                                        1,896,600
   Interest                                 209,998         2,100          224,030                                          226,130
   Convertible debt                       1,140,000        11,400          983,840                                          995,240

Shareholder/officer debt forgiveness                                       270,000                                          270,000
                                      ----------------------------------------------------------------------------------------------

Balance, December 31, 2000               13,367,298    $  133,673       $5,768,372   $ (5,483,016)     $(418,650)          $    379
                                      ==============================================================================================

                        See notes to financial statements

                              PINNACLE FOODS, INC.

                      NOTES TO AUDITED FINANCIAL STATEMENTS

                                DECEMBER 31, 2000



1. Business description and summary of significant accounting policies:

Pinnacle Foods, Inc. (the Company), incorporated on July 20, 1999 in the Commonwealth of Pennsylvania, prepares case-ready meat for distribution to food retailers in the Northeastern United States. It grants credit to its customers without requiring collateral.

Inventory:
The Company's inventories are valued at the lower of first-in, first-out cost or market. Inventories consist of the following:

                  Beef, pork, veal, lamb                      $272,000
                  Packaging supplies                           200,000
                  Finished goods                                 5,765
                                                              --------

                                                              $477,765
                                                              ========

Property and equipment:

Items capitalized as property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets by the straight line method. Maintenance and repair cost are expensed as incurred. Improvements that materially extend the life of an asset are capitalized.

Revenue recognition:
Revenues from sales are recorded upon shipment to customers.

Advertising costs:
These expenses are recorded when incurred. They amounted to $38,227 in 2000.

Start- up costs:
In accordance with Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities," costs of start-up activities, including organization costs, are expensed as incurred. Prior to SOP 98-5, start-up costs were capitalized and amortized into operations over a period of time.

Fair value:
The fair value of the Company's financial instruments approximate the amounts recorded in the financial statements.

1. Business description and summary of significant accounting policies (continued):

Use of estimates:
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

2. Loss per share:

Basic loss per share is computed by dividing the loss applicable to common shareholders by the weighted average number of common share outstanding. Diluted loss per share is computed by dividing the loss applicable to common shareholders by the weighted average of common shares outstanding plus the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. There were no dilutive potential common shares in 2000 because the assumed exercise of the options would be anti-dilutive.

3. Cash concentrations:

The Company maintains its principal cash accounts in commercial banks located in Pennsylvania. Accounts at each bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2000, cash balances in commercial banks exceeded the FDIC insurance coverage by $155,000. At December 31, 2000, approximately $17,000 of a cash overdraft was included in accounts payable.

4. Significant customers:

During the period January 1, 2000 through December 31, 2000, the Company had three customers that accounted for approximately 51%, 27% and 16% of the Company's sales. These customers accounted for 59%, 5% and 30% of Company's accounts receivable at December 31, 2000.

5. Property and equipment:

Property and equipment at December 31, 2000 is comprised of the following:

         Equipment                         $ 2,683,258
         Leasehold improvements                304,225
         Furniture and fixtures                 28,539
         Computer                               14,552
                                           -----------
                                             3,030,574
                                           -----------
         Accumulated depreciation             (369,846)
                                           -----------

                                           $ 2,660,728
                                           ===========


$1,376,117 and $157,404 is included in equipment and accumulated depreciation for assets that were purchased via capital leases.

6. Notes payable:

Notes payable consists of the following at December 31, 2000:

         Note payable (a)          $300,000

         Note payable (b)           100,000
                                   --------

                                   $400,000
                                   ========

Note payable (a) is unsecured, non-interest bearing effective November 22, 2000 and matures August 1, 2001. The note holder has the option of converting the loan into common stock at a conversion rate of $1 a share prior to August 1, 2001. If the conversion right has not been exercised by August 1, the note is automatically converted at $1 a share. The Company paid additional consideration to the note holder in form of 75,000 shares of common stock at the inception of the note and an additional 37,500 shares at September 2000. The additional consideration was recorded as interest expense. The note holder is a shareholder.

Note payable (b) is unsecured and matures June 30, 2001. It bears interest at 10% per annum. Subsequent to December 31, 2000, this note was converted into common stock at a conversion rate of $1.50 a share. The Company paid additional consideration to the note holder of 25,000 shares of common stock at the inception of the note and an additional 12,500 shares at September and December 2000. The additional consideration was recorded as interest expense.

In addition to the above notes, the Company borrowed approximately $995,000 in 2000 to fund working capital and debt refinancing. These borrowings were repaid with the common stock of the Company. These borrowings were unsecured and bore interest between 8% and 10.5% per annum. The conversion ratio for these borrowings ranged between $0.75 to $1.25 a share.

7. Capital lease obligations:

The Company is a lessee under capital leases for various equipment.

Maturities under capital leases for the five years subsequent to December 31, 2000 are as follows:

        2001                                                    $ 357,901
        2002                                                      285,660
        2003                                                      283,560
        2004                                                      300,790
        2005                                                       86,003
                                                              -----------
        Total capital leases payable                            1,313,914
        Less amounts representing interest                        265,844
                                                              -----------

        Present value of net minimum lease payments           $ 1,048,070
                                                              ===========

8. Stockholders' equity:

Common stock:

There are 50,000,000 shares of common stock, $.01 par value, authorized; 13,367,298 shares issued and outstanding. During 2000, the Company issued 785,000, 202,300, 1,505,000, 209,998 and 1,140,000 of common stock for compensation, asset purchases, consulting, interest and loan conversions, respectively. The amounts charged to operations were $125,600 for compensation, $1,896,600 for consulting and $226,130 for interest. In accordance with Financial Accounting Standard Board Statement No. 123. "Accounting for Stock-Based Compensation," the valuation of the stock issuances was determined by the services rendered, asset received or the market value of the stock at the time of issuance. The stock issued for the loan conversions was determined by the conversion rights included in the debt agreements. In addition, the Company sold approximately 1,275,000 for prices ranging from $.75 to $1.50 a share.

Additional paid-in capital:
Included in additional paid-in capital is debt forgiveness from a former shareholder/officer in the amount of $270,000. In accordance with Accounting Principles Board Opinion No. 26 "Early Extinguishment of Debt", this transaction was treated as a capital transaction. This transaction was completed in conjunction with the shareholder/officer termination from the Company, sale of his stock and release from his personal guarantee of Company debt. This debt arose in 1999 ($250,000) and 2000 ($20,000). Interest was due monthly and calculated at 1% above the prime rate. The proceeds of this debt was used for working capital. The original maturities were July 2001 and June 2000, respectively. No gain or loss was recognized on this transaction. Other transactions included in additional paid-in capital are deferred compensation expense (see stock option footnote) and the interest expense for the debt conversion, as required by Emerging Issues Task Force Issue No. 85-17 "Accrued interest upon conversion of convertible debt."

Stock options:
In 1999, The Board of Directors and shareholders approved a stock option plan in which incentive stock options and non-qualified stock options may be granted. The 1999 plan provides for the grant of options to purchase up to 1,500,000 shares. Upon the termination or expiration of any stock options granted, the shares covered by such terminated or expired stock options will be available for further grant; 135,000 options were available for grant at December 31, 2000. The Board of Directors, at the date of grant of an option, determines the number of shares subject to the grant and the terms of such option. In addition, the Board of Directors granted 200,000 options outside of the 1999 stock option plan. All outstanding options vest over four years and terminate between five and ten years, after grant.

Changes in outstanding common stock options granted are summarized below:

                                                  Number            Average
                                                    of             exercise
                                                  shares             price
                                                  ------             -----
         Balance at beginning of year               50,000            $ .16

         Options granted                         1,565,000              .36

         Options forfeited                         150,000              .16
                                                 ---------            -----

         Balance at end of year                  1,565,000            $ .36
                                                 =========            =====

         Options exercisable at year-end            12,500           $  .16

Exercise prices and remaining contractual lives are summarized below:



        Number of Options          Option price               Remaining life
        -----------------          ------------               --------------

           355,000                    $  .16                       8.30

           450,000                       .30                       9.68

           550,000                       .33                       9.66

           210,000                     $1.00                       9.68

The Company in accordance with an election under generally accepted accounting principles for stock options has recorded no compensation cost, except for those shares whose exercise price was less than the fair market value on the measurement date, for its stock options. The excess between the fair market value of the shares on the measurement date over the exercise price is recorded as deferred compensation and will be charged to operations over the vesting period of four years.

Had compensation cost for stock options been determined based on the fair value at the grant dates for awards under the plans, the Company's net loss and per share amounts would have been changed to the proforma amounts disclosed below:

         Net loss:
           As reported                                     $(4,953,575)
           Proforma                                         (4,984,117)


         Basic loss per share:
           As reported                                     $(      .52)
           Proforma                                         (      .53)

The fair values were determined using the Black-Scholes option-pricing model with the following weighted average assumptions:

         Dividend yield                                            .00%
         Risk free interest rate                                  6.08%
         Expected life                                         10 years
         Volatility                                             107.10%

9. Income taxes:

The Company has $5,450,000 in federal and state net operating loss carryovers, which can be used to offset future taxable income. The federal and state net operating loss carryforwards begin to expire in the year 2019 and 2009, respectively.

In 2000, the tax benefit of the current year net operating loss carryforward of $2,131,000 was offset by a valuation provision. The reconciliation between income tax benefit at the federal statutory rate of 34% and tax on the Statement of Operations is as follows:

Federal income tax benefit
    at the statutory rate                            $1,684,000
State income tax benefit                                446,000
Other                                                     1,000
                                                     ----------
                                                      2,131,000
Valuation allowance                                   2,131,000
                                                     ----------
Tax benefit per the Statement of Operations          $        0
                                                     ==========

The components of the Company's deferred tax assets are as follows:

Net operating loss carryforward                      $2,291,000
Other                                                    15,000
                                                     ----------
Total deferred tax assets                             2,306,000
  Valuation allowance                                 2,306,000
                                                     ----------
                                                     $        0
                                                     ==========


The valuation allowance at December 31, 1999 was $175,000.

10. Lease commitments:

The Company leases its Philadelphia and Pottstown locations. The Philadelphia lease is for a term of 37 months ending August 31, 2002 and requires monthly payments of $5,500. This property is leased from individuals were are related to a former shareholder/officer. The Pottstown lease is for an initial term of one year ending April 30, 2001 with an automatic renewal of three consecutive periods of one year each unless 60 day notification is given by the Company prior to the end of the initial term or renewal term and requires monthly payments of $7,500. Total rent expense under these leases was approximately $131,000.

Future minimum rentals under these leases, assuming a one year renewal of the Pottstown lease, are as follows:

         2001                                         $158,000
         2002                                           76,000

11. Related party transaction:

During 2000, the Company engaged a shareholder to assist the Company in obtaining debt financing to be used for a potential expansion into New England and for working capital purposes. The shareholder is also the holder of note payable (a) referred to in footnote 6. The agreement provides that the Company would issue to the shareholder 1.1 million shares of Company common stock on February 1, 2001, and upon the closing of debt financing in the amount of at least $9.5 million procured pursuant to the agreement, a second group of 1.1 million shares of Company common stock.

The agreement also provides that if, prior to the completion of such debt financing and prior to the termination of the agreement, more than 30% of the Company's outstanding shares of common stock shall be sold in a single transaction or a series of related transactions, the shareholder shall be entitled to receive the second group of 1.1 million shares. The agreement further provides that if the Company sells new shares at a price of less than $2.50 per share at any time after the shareholder becomes entitled to receive the second group of 1.1 million shares, the number of shares otherwise deliverable pursuant to the agreement is increased in accordance with a formula that varies inversely with the sales price for such newly sold shares. Finally, the agreement granted the shareholder an option to acquire for no additional consideration up to 2,000,000 additional shares of Company common stock if any such debt financing were forgiven by the lender(s) under specified circumstances.

The Company has asserted that it was improperly induced to enter into the agreement by statements and representations made by the shareholder and disputes its obligation to deliver any shares of Company common stock to the shareholder. The Company also terminated the agreement on April 6, 2001 at a time when no debt financing had been closed and only a single proposal for financing in the amount of $2.5 million had been obtained. The shareholder contests the Company's assertions and the matter may result in litigation.

Because of the pendency of the dispute, the Company is unable to determine with certainty the actual number of shares, if any, which it will be required to issue to the shareholder; however, the Company is nonetheless required to treat the matter in some manner to complete its financial statements. Accordingly, the Company has chosen to include the initial group of 1.1 million shares in the foregoing Statement of Stockholders' Equity and has charged $1.65 million (representing the 1.1 million shares at a price of $1.50 per share) to operations for the year ended December 31, 2000 on account of the consulting services allegedly provided by the shareholder pursuant to the agreement. Despite this presentation, the Company disputes its obligation to deliver any such shares, and when the matter is ultimately resolved, an appropriate accounting entry will be made to reflect the difference between the shares issued in such resolution, if any, and the number of shares recorded on the foregoing financial statements.

12. Litigation:

In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, after consultation with legal counsel, the financial statements of the Company will not be materially affected by the outcome of such legal proceedings.

13. Subsequent event:

On April 24, 2001, the Company entered into a non-binding agreement with Smithfield Foods, Inc. ("Smithfield") in which Smithfield will purchase shares of the Company which will result in Smithfield owning 50% of the issued shares upon completion of the transaction (approximately 13,500,000 shares) for $6,000,000. In addition, Smithfield will provide the Company with a $30,000,000 revolving loan. The loan will bear interest at 1% above prime and will be secured by all of the Company's assets, and will mature in five years.

                              PINNACLE FOODS, INC.

                        JULY 20, 1999 (INCEPTION) THROUGH
                                DECEMBER 31, 1999

                          Independent Auditors' Report

Board of Directors
Pinnacle Foods, Inc.
Pottstown, Pennsylvania

We have audited the accompanying balance sheet of Pinnacle Foods, Inc. as of December 31, 1999, and the related statements of operations, stockholders' equity deficiency and cash flows for the period July 20, 1999 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Foods, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the period July 20, 1999 (inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.



KRONICK KALADA BERDY & CO., P.C.
Kingston, Pennsylvania
August 10, 2001

                                    PINNACLE FOODS, INC.
                                       BALANCE SHEET
                                     DECEMBER 31, 1999

                                           ASSETS
Current Assets:
  Cash                                                                         $    92,271
  Accounts receivable                                                              100,102
  Inventory, packaging supplies                                                     12,488
  Prepaid expenses                                                                  11,382
                                                                               --------------
   Total current assets                                                            216,243
                                                                               --------------

Property and equipment                                                           1,071,039
Less accumulated depreciation                                                       35,980
                                                                               --------------
   Net property and equipment                                                    1,035,059
                                                                               --------------

Other assets                                                                        11,832
                                                                               --------------

                                                                               $ 1,263,134
                                                                               ==============



                      LIABILITIES AND STOCKHOLDERS' EQUITY DEFICIENCY

Current Liabilities:
  Current installment of:
     Capital lease obligations                                                 $   105,000
     Notes payable, other                                                          136,512
  Accounts payable                                                                 209,147
  Accrued expenses                                                                  40,078
                                                                               --------------
   Total current liabilities                                                       490,737
                                                                               --------------

Notes payable:
  Shareholder                                                                      250,000
  Other, less current portion                                                      245,942
Capital lease obligations, less current portion                                    385,896
                                                                               --------------
                                                                                   881,838
                                                                               --------------

Stockholders' equity deficiency
  Common Stock                                                                      82,500
  Additional paid-in capital                                                       337,500
  Deficit                                                                         (529,441)
                                                                               --------------
                                                                                  (109,441)
                                                                               --------------

                                                                               $ 1,263,134
                                                                               ==============

                             See notes to financial statements

                              PINNACLE FOODS, INC.
                             STATEMENT OF OPERATIONS
               JULY 20, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999

Sales, net                                                          $   237,530
                                                                    -----------

Cost of sales:
  Meat                                                                    1,485
  Labor                                                                 176,335
  Supplies                                                              218,540
                                                                    -----------

Total cost of sales                                                     396,360
                                                                    -----------

Gross loss                                                             (158,830)
                                                                    -----------

Operating expenses:
  Professional fees:
     Consulting                                                          17,500
     Other                                                               32,112
  Salaries, wages and related expenses                                  105,105
  Depreciation                                                           35,980
  Cleaning                                                               12,493
  Utilities                                                              10,699
  Freight out                                                            13,375
  Rent                                                                   29,964
  Insurance                                                              14,915
  Travel and entertainment                                               17,339
  Office                                                                 11,538
  Repairs and maintenance                                                13,987
  Taxes                                                                   5,767
  Waste removal                                                           2,798
  Telephone                                                               4,968
  Advertising and promotion                                              11,734
  Equipment rental                                                          581
  Miscellaneous                                                           4,448
                                                                    -----------

  Total operating expenses                                              345,303
                                                                    -----------

Loss from operations                                                   (504,133)

Interest expense                                                         25,308

Net loss                                                            $  (529,441)
                                                                    ===========

Loss per share                                                      $     (0.08)
                                                                    ===========

Average shares outstanding                                            6,275,992
                                                                      =========

                        See notes to financial statements

                              PINNACLE FOODS, INC,
                             STATEMENT OF CASH FLOWS
               JULY 20, 2999 (INCEPTION) THROUGH DECEMBER 31, 1999

Cash flows used for operating activities:
     Net loss                                                       $  (529,441)
     Adjustments:
         Depreciation                                                    35,980
           Changes in assets and liabilities
          Increase in:
            Receivables                                                (100,102)
            Inventory                                                   (12,488)
            Prepaid expenses                                            (11,832)
            Accounts payable                                            209,147
            Accrued expenses                                             40,078
                                                                    -----------
Net cash used for operating activities                                 (368,658)
                                                                    -----------

Cash flows used for investing activities:
     Purchase of property and equipment                                (530,039)
     Security deposits                                                  (11,382)
                                                                    -----------
Net cash used for investing activities                                 (541,421)
                                                                    -----------

Cash flows provided by financing activities:
     Proceeds from issuance of common stock                             420,000
     Proceeds from note payable - shareholder                           250,000
     Proceeds from note payable - other                                 395,443
     Repayments on note payable - other                                 (12,989)
     Repayments on capital lease obligations                            (50,104)
                                                                    -----------
Net cash provided by financing activities                             1,002,350
                                                                    -----------

Increase in cash and cash, end of period                            $    92,271
                                                                    ===========

Supplemental disclosures of cash flow information:
     Interest paid during the period                                $    19,303
                                                                    ===========

    Non-cash items:
     Purchase of equipment under capital lease agreements           $   541,000
                                                                    ===========

                        See notes to financial statements

                              PINNACLE FOODS, INC.
                  STATEMENT OF STOCKHOLDERS' EQUITY DEFICIENCY
               JULY 20, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999



                                           Common stock
                                          $.01 par value
                                   50,000,000 shares authorized
                                ------------------------------------
                                      Shares                              Additional
                                    issued or                              paid-in
                                     issuable           Amount             capital            Deficit              Total
                                ----------------------------------------------------------------------------------------------
Common stock issued to:

   Incorporators                       6,000,000        $    60,000                                              $    60,000
   Other shareholders                  2,250,000             22,500         $ 337,500                                360,000

Net loss                                                                                      $ (529,441)           (529,441)
                                ----------------------------------------------------------------------------------------------


Balance, December 31, 1999             8,250,000        $    82,500         $  337,500        $  (529,441)       $  (109,441)
                                ==============================================================================================


                        See notes to financial statements

                              PINNACLE FOODS, INC.

                          NOTES TO FINANCIAL STATEMENTS

               JULY 20, 1999 (INCEPTION) THROUGH DECEMBER 31, 1999

1.       Business description and summary of significant accounting policies:

         Pinnacle Foods, Inc. (the Company), incorporated on July 20, 1999 in the Commonwealth of Pennsylvania, prepares case-ready meat for distribution to food retailers in the Northeastern United States. It grants credit to its customers without requiring collateral.

         Inventory:
         The Company's inventory of packaging supplies are valued at the lower of first-in, first-out cost or market. During 1999, the Company did not take title to the meat that it prepared for the case-ready distribution.

         Property and equipment:
         Items capitalized as property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets by the straight-line method. Maintenance and repair costs are expenses as incurred. Improvements that materially extend the life of an asset are capitalized.

         Revenue recognition:
         Revenues from sales are recorded upon shipment to customers and represents processing fees on customer product. The Company uses the specific write-off method to provide for doubtful accounts, because management believes that uncollectible amounts are immaterial. No allowance reserves for returns and allowances are provided since such amounts are minimal.

         Start-up costs:
         In accordance with Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities," costs of start-up activities, including organization costs, are expensed as incurred. Prior to SOP 98-5, start-up costs were capitalized and amortized into operations over a period of time.

         Fair value of financial instruments:
         The fair value of the Company's financial instruments approximate the amounts recorded in the financial statements.

         Use of estimates:
         Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

2.       Loss per share:

         Basic loss per share is computed by dividing the loss applicable to common shareholders by the weighted average number of common shares outstanding. Diluted loss per share is computed by dividing the loss applicable to common shareholders by the weighted average of common shares outstanding plus the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. However, there were no dilutive potential common shares in 1999 because the assumed exercise of the options would be anti-dilutive. Incorporator shares are included in the computation effective July 20.

3.       Cash concentrations:

         The Company maintains its principal cash accounts in a commercial bank located in Pennsylvania. Accounts at the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 1999, cash balances in the commercial bank exceeded the FDIC insurance coverage by $102,000.

4.       Significant customers:

         During the period July 20, 1999 through December 31, 1999, the Company had two customers that accounted for approximately 54% and 40% of the Company's sales. These customers accounted for 65% and 21% of accounts receivable at December 31, 1999.

5.       Property and equipment:

         Property and equipment at December 31, 1999 are comprised of the following:

               Equipment                         $1,016,736
               Leasehold Improvements                29,000
               Furniture and Fixtures                20,037
               Computer                               5,266
                                                  1,071,039
               Accumulated Depreciation          (   35,980)
                                                 ----------

                                                 $1,035,059
                                                 ==========

         $541,000 and $16,000 is included in equipment and accumulated depreciation for assets that were purchased via capital leases.

6.       Note payable - shareholder:

         Note payable - shareholder consists of an unsecured advance from shareholder/officer of the Company. The proceeds of this debt were used for working capital. Interest is calculated at 1% above the national prime rate and is due monthly. The loan principal was originally due on July 31, 2001, but during fiscal year 2000, this debt was forgiven. The transaction was completed in conjunction with the shareholder/officer termination from the Company, sale of his stock and release from his personal guarantee of Company debt. The Company incurred $5,900 of interest expense for the note payable.

7.       Notes payable, other:

         9.25% note payable, unsecured, due in monthly installments of $6,282, including principal and interest. Interest is calculated at 9.25%. The note is guaranteed by two shareholders of the Company. During fiscal year 2000, the loan was repaid from the common stock sale proceeds.
                 $296,031

         15% note payable due in monthly installments of $10,213, including principal and interest, maturing in September 2000. The note is collateralized by equipment.

                                                                    86,423
                                                                   382,454
               Less current portion                               (136,512)
                                                                  --------

                                                                  $245,942
                                                                  ========

8.       Capital lease obligations:

         The Company is a lessee under capital leases for various equipment.

         Maturities under capital leases for the five years subsequent to December 31, 1999 are as follows:

               2000                                                 $137,415
               2001                                                  117,408
               2002                                                  116,760
               2003                                                  115,854
               2004                                                   93,056
                                                                    --------
               Total capital leases payable                          580,493
               Less amounts representing interest                     89,597
                                                                    --------
               Present value net minimum lease payment              $490,896
                                                                    ========

9.       Stock options:

         The Board of Directors and shareholders approved a stock option plan in which incentive stock options and non-qualified stock options may be granted. The plan provides for the grant of options to purchase up to 1,500,000 shares. Upon the termination or expiration of any stock options granted, the shares covered by such terminated or expired stock options will be available for further grant; 1,450,000 options were available for grant at December 31, 1999.

         The Board of Directors, at the date of grant of an option, determines the number of shares subject to the grant and the terms of such option. All outstanding options vest over four years and terminate in five years after grant.

         Changes in outstanding common stock options granted are summarized below:

                                               Number of Shares    Avg exercise Price
                                               ----------------    ------------------

              Options granted                       50,000              $ .16
              Options forfeited                          0                  _
              Balance at end of year                50,000              $ .16

              Options exercisable at year-end            0                  0

         Proforma net loss and loss per share as calculated under Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," was not significant and was not recorded because of the issuance of the options and the effect of their vesting periods.

10.      Income taxes:

         The Company has $529,000 in federal and state net operating loss carryovers, which can be used to offset future taxable income. The federal and state net operating loss carryforwards expire in the years 2019 and 2009, respectively.

         In 1999, the tax benefit of the current year net operating loss carryforward of $175,000 was offset by a valuation provision.

         The components of the Company's deferred tax assets are as follows:

              Net operating loss carryforward                  $175,000
              Valuation allowance                               175,000
                                                               --------
                                                                      0
                                                               ========

11.      Lease commitments:

         The Company leases its Philadelphia location. The lease is for a term of 37 months ending August 31, 2002 and requires monthly payments of $5,500. This property is leased from individuals who are related to a shareholder/ officer who was terminated in 2000, see footnote 6. Total rent expense under this lease was approximately $30,000.

         Future minimum rentals under this lease are as follows:

                2000            $66,000
                2001             66,000
                2002             44,000

12.      Subsequent events:

         Transaction with shareholder:
         -----------------------------

         During 2000, the Company engaged an individual who became a shareholder in 2000 to assist the Company in obtaining debt financing to be used for a potential expansion into New England and for working capital purposes. The agreement provides that the Company would issue to the shareholder 1.1 million shares of Company common stock on February 1, 2001, and upon the closing of debt financing in the amount of at least $9.5 million procured pursuant to the agreement, a second group of 1.1 million shares of Company common stock.

         The agreement also provides that if, prior to the completion of such debt financing and prior to the termination of the agreement, more than 30% of the Company's outstanding shares of common stock shall be sold in a single transaction or a series of related transactions, the shareholder shall be entitled to receive the second group of 1.1 million shares. The agreement further provides that if the Company sells new shares at a price of less than $2.50 per share at any time after the shareholder becomes entitled to receive the second group of
         1.1 million shares, the number of shares otherwise deliverable pursuant to the agreement is increased in accordance with a formula that varies inversely with the sales price for such newly sold shares. Finally, the agreement granted the shareholder an option to acquire for no additional consideration up to 2,000,000 additional shares of Company common stock if any such debt financing were forgiven by the lender(s) under specified circumstances.

         The Company has asserted that it was improperly induced to enter into the agreement by statements and representations made by the shareholder and disputes its obligation to deliver any shares of Company common stock to the shareholder. The Company also terminated the agreement on April 6, 2001 at a time when no debt financing had been closed and only a single proposal for financing in the amount of $2.5 million had been obtained. The shareholder contests the Company's assertions and the matter may result in litigation.

         Because of the pendency of the dispute, the Company is unable to determine with certainty the actual number of shares, if any, which it will be required to issue to the shareholder.

         Smithfield
         ----------

         On June 27, 2001, the Company entered into an agreement with Smithfield Foods, Inc. ("Smithfield") in which Smithfield purchased shares of the Company which resulted in Smithfield's owning 50% of the issued shares upon completion of the transaction for $6,000,000. In addition, Smithfield provided the Company with a $30,000,000 revolving loan. The loan bears interest at 1% above prime and is secured by all of the Company's assets, and will mature in five years.

         Other
         -----

         See notes 6 and 7 for information about subsequent debt transactions.

13.      Litigation:

         In the normal course of business, there are various outstanding legal proceedings to which the Company is a party. In the opinion of management, after consultation with legal counsel, the financial statements of the Company will not be materially affected by the outcome of such legal proceedings.

                                    PART III

Item 1. Index to Exhibits.



         3.1    Articles of Incorporation (with amendments thereto)

         3.1.1 Original Articles of Incorporation (See Registration Statement on Form 10-SB filed July 9, 2001)

         3.1.2 Articles of Amendments (See Registration Statement on Form 10-SB filed July 9, 2001)

         3.1.3 Statement of Change of Registered Office (See Registration Statement on Form 10-SB filed July 9, 2001)

         3.2 Amended and Restated By-laws (See Registration Statement on Form 10-SB filed July 9, 2001)

         10.1 Employment Agreement by and between Pinnacle Foods, Inc. and Michael D. Queen dated March 1, 2001 (See Registration Statement on Form 10-SB filed July 9, 2001)

         10.2 Termination Agreement by and between Pinnacle Foods, Inc. and Samuel Lundy dated June 9, 2000(See Registration Statement on Form 10-SB filed July 9, 2001)

         10.3 Agreement by and between Pinnacle Foods, Inc. and United Food & Commercial Workers Union Local 56, AFL-CIO dated October 1, 1999 (as amended February 1, 2001) (See Registration Statement on Form 10-SB filed July 9, 2001)

         10.4 Agreement by and between Pinnacle Foods, Inc. and Robert V. Matthews dated November 22, 2000(See Registration Statement on Form 10-SB filed July 9, 2001)

         10.5 Loan Agreement by and between Pinnacle Foods, Inc. and Robert V. Matthews dated June 29, 2000(See Registration Statement on Form 10-SB filed July 9, 2001)

         10.6 Amended and Restated Lease Agreement between Pinnacle Foods, Inc. and Theodore C. Asousa and Theodore Asousa, Jr., T/A Asousa Partnership dated April 1, 2000 with respect to Pottstown Facility (See Registration Statement on Form 10-SB filed July 9,
                2001)

         10.7 Lease Agreement by and between Pinnacle Foods, Inc. and S. Lundy & Sons, Inc. dated August 1, 1999 with respect to Philadelphia Facility (See Registration Statement on Form 10-SB filed July 9,
                2001)

         10.8 Stock Purchase Agreement by and between Pinnacle Foods, Inc. and Smithfield Foods, Inc. dated May 31, 2001 (See Registration Statement on Form 10-SB filed July 9, 2001)

         10.9 Warrant Certificate of Pinnacle Foods, Inc. issued to Smithfield Foods, Inc. dated June 27, 2001 (See Registration Statement on Form 10-SB filed July 9, 2001)

         10.10 The Standstill Agreement by and between Pinnacle Foods, Inc., Smithfield Foods, Inc., Ellis M. Shore and Michael D. Queen dated June 27, 2001 (See Registration Statement on Form 10-SB filed July 9, 2001)

         10.11 Registration Rights Agreement between Pinnacle Foods, Inc. and Smithfield Foods, Inc. dated June 27, 2001 (See Registration Statement on Form 10-SB filed July 9, 2001)

         10.12 Credit Agreement between Pinnacle Foods, Inc. and Smithfield Foods, Inc. dated June 27, 2001 (See Registration Statement on Form 10-SB filed July 9, 2001)

         10.13  Indemnification Agreement between Pinnacle Foods, Inc. and Ellis
                M. Shore dated June 27, 2001(See Registration Statement on Form 10-SB filed July 9, 2001)

         10.14 Consulting Agreement between Pinnacle Foods, Inc. and Ellis M. Shore dated March 1, 2001 (See Registration Statement on Form 10-SB filed July 9, 2001)

         10.15 Employment Agreement between Pinnacle Foods, Inc. and Dennis Bland dated June 28, 2001 55

         16.1 Letter on Change in Certifying Accountant (to be filed with the Commission)

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           PINNACLE FOODS, INC.


Date:  August  30, 2001                    By: /s/ Michael Queen
                                               ---------------------------------
                                                    Michael Queen, President